FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 12, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2011

March 12, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months and full year ended December 31, 2011.

Key Financial Highlights of Q4 2011 and FY 2011

•                  Consolidated revenues down 8.9% q-o-q to $2,982 million and up 9.1% y-o-y to $12,319 million

•                  Consolidated OIBDA(1) down 11.4% q-o-q to $1,276 million with 42.8% OIBDA margin and up 5.6% y-o-y to $5,144 million with 41.8% OIBDA margin

•                  Consolidated net income(2) of $393 million in Q4 2011 and a net income of $1,444 million for FY 2011

•                  Free cash-flow(3) positive with $1,026 million for FY 2011

Key Corporate and Industry Highlights

•                  Acquisition of TVT, leading provider of cable TV and fixed broadband services in the Republic of Tatarstan, for $162.9 million(4)

•                  Completion of the acquisition of a 100% stake in CJSC Sistema-Inventure, which directly owns 29% of the ordinary shares of Moscow City Telephone Network, for RUB 10.56 billion(5)

•                  Redemption of $400 million 2012 Eurobond

•                  Commercial launch of the 3G network in the 900 MHz range in Moscow and the Moscow region

•                  Received first license in Russia to provide wireless communication services in the LTE TDD (time-division duplexing) standard in the 2595—2620 MHz range in Moscow and the Moscow region

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “Our performance in 2011 was in line with our guidance, and we continue to increase the value we create from our markets. For the year, revenue increased by 9% in US dollar terms to 12.3 billion US dollars despite increased currency volatility in the later part of the year. Total revenues in Russia for 2011 - including mobile, fixed and handset sales - increased year-over-year by close to 9% to 311.9 billion rubles. In Q4 2011, revenues went up by 2% year-over-year to 79.8 billion rubles. In the mobile segment, our revenues in Q4 2011 rose by 3% year-over-year up to 66.3

(1)	See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.
(2)	Attributable to the Group.
(3)	See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.
(4)	MTS also assumed net debt in the amount of $17.1 million
(5)	MTS also assumed debt in the amount of RUB 10.41 billion

billion rubles impacted by: higher voice usage, growing contribution from data traffic revenues, overall focus on higher-value subscribers as seen in our growth in ARPU. Quarter-over-quarter revenues declined by 4% due to seasonally weaker voice usage, largely due to seasonal roaming factors. We also saw a decrease in sales of equipment and handsets primarily due to the reduction in wholesale sales in our retail division as we optimized our retail operations to drive usage and loyalty in our mobile and fixed businesses.  Our fixed-line business revenue in 2011 increased by 10% due to M&A, network modernization and up-selling of existing customers. In Q4 2011, the sequential 5% decline in fixed business revenues resulted from seasonal factors and our strategic decision to reduce low-margin transit traffic on our networks, which is not a core focus of our operations.”

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, stated, “In 2011, we delivered healthy Group OIBDA growth of 6% up to over 5.1 billion US dollars.  This translated to a margin of 41.8%.  In the second half of 2011, our margin rose by over 3 percentage points relative to the first half of the year, an improvement driven through strategic decisions taken in our Russian operations and efficiency measures throughout the organization. In Russia, absolute OIBDA improved in 2011 by 7% to 132.9 billion rubles. In 2011, this resulted in a margin of 42.6%.  Key drivers behind the improvement included integration of acquired fixed-line providers in Moscow and the Russian regions; headcount optimization in our sales and marketing divisions; changing of relationships with dealers and the shift towards a revenue-sharing model for commissions; sensible tariff plans that have improved our interconnect balance and improvements in our retail operations.”

Mr. Dubovskov added, “In 2012, with growth to be limited by the macroeconomic environment, we must look within our markets to extract greater value for the operators. Certain segments, like data, will grow at current rates. Although we are expanding into new services and continue to focus on upselling customers on products like smartphones and convergent products, it is too early to see the impact from these segments given the scale of our business. Therefore we cannot guide for more than mid-single digit growth of 5 to 7% in local currency, a rate that should continue in the short- and medium-term. In the second half of 2011 we significantly improved our profitability through reducing sales and marketing expenses, amending dealer agreements to reward top-offs rather than SIM-card sales, promoting loyalty by introducing tariffs designed to stimulate on-net calling, and further streamlining G&A expenses. However, we see the subsequent improvement as more of a one-off improvement, rather than constituting some sort of a trend.  Therefore, we forecast an OIBDA margin in the range of 40 to 42% for 2012. Though we will work to improve profitability, a number of factors will likely continue to pressure our OIBDA margin, such as slower topline growth, the delayed OIBDA impact of new dealer commissions, increasing labor costs due to higher social taxes, and the development of our retail business.  Over the longer term, given our revenue guidance, we see an OIBDA margin of above 40% as being natural for a company of our size and scope.”

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2011. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

USD million	Q4’11	Q4’10	y-o-y		Q3’11	q-o-q		2011	2010	y-o-y
Revenues	2,981.7	2,995.1	-0.4%		3,274.7	-8.9%		12,318.7	11,293.2	9.1%
OIBDA	1,275.6	1,159.2	10.0%		1,439.9	-11.4%		5,144.1	4,872.9	5.6%
- margin	42.8%	38.7%	+4.1	pp	44.0%	-1.2	pp	41.8%	43.1%	-1.3	pp
Net operating income	720.0	493.0	46.0%		852.8	-15.6%		2,808.9	2,734.6	2.7%
- margin	24.1%	16.5%	+7.6	pp	26.0%	-1.9	pp	22.8%	24.2%	-1.4	pp
Net income	393.5	156.3	151.8%		361.8	8.8%		1,443.9	1,380.6	4.6%
- margin	13.2%	5.2%	+8.0	pp	11.1%	+2.1	pp	11.7%	12.2%	-0.5	pp

Russia Highlights

RUB mln	Q4’11	Q4’10	y-o-y		Q3’11	q-o-q		2011	2010	y-o-y
Revenues(6)	79,804.0	77,822.8	2.5%		81,738.0	-2.5%		311,921.1	286,407.3	8.9%
- mobile	66,303.5	64,428.1	2.9%		68,978.3	-3.9%		259,759.0	236,722.8	9.7%
- fixed	13,889.6	14,380.5	-3.4%		14,653.4	-5.2%		58,201.4	53,123.6	9.6%
OIBDA	34,446.7	29,372.1	17.3%		36,893.3	-6.6%		132,851.2	124,261.9	6.9%
- margin	43.2%	37.7%	+5.5	pp	45.1%	-1.9	pp	42.6%	43.4%	-0.8	pp
Net income	11,786.1	7,363.1	60.1%		9,585.8	23.0%		41,026.5	40,055.6	2.4%
- margin	14.8%	9.5%	+5.3	pp	11.7%	+3.1	pp	13.2%	14.0%	-0.8	pp

	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
ARPU (RUB)(7)	261.9	252.1	265.0	288.0	284.0	252.8	272.7
MOU (min)	259	249	269	272	283	234	269
Churn rate (%)	12.7%	12.0%	11.3%	11.9%	12.3%	45.9%	47.6%

Ukraine Highlights

UAH mln	Q4’11	Q4’10	y-o-y		Q3’11	q-o-q		2011	2010	y-o-y
Revenues	2,312.3	2,138.9	8.1%		2,498.1	-7.4%		9,104.2	8,511.0	7.0%
OIBDA	1,146.7	969.0	18.3%		1,220.7	-6.1%		4,369.4	3,954.9	10.5%
- margin	49.6%	45.3%	+4.3	pp	48.9%	+0.7	pp	48.0%	46.5%	+1.5	pp
Net income	337.3	119.9	181.3%		358.9	-6.0%		1,150.9	752.0	53.0%
- margin	14.6%	5.6%	+9.0	pp	14.4%	+0.2	pp	12.6%	8.8%	+3.8	pp

	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
ARPU (UAH)	37.59	36.05	38.79	42.20	38.73	38.10	38.79
MOU (min)	550	564	586	586	592	535	580
Churn rate (%)	8.2%	7.6%	7.0%	8.1%	8.1%	31.0%	30.7%
SAC (UAH)	68.1	73.0	64.7	64.5	60.4	64.1	65.3
- dealer commission	32.8	36.1	32.8	35.4	30.6	31.9	33.7
- adv & mktg	24.9	18.1	18.3	14.7	17.8	21.2	17.1
- handset subsidy	1.6	9.9	5.1	5.4	3.5	1.7	5.8
- SIM card & voucher	8.9	8.9	8.6	8.9	8.5	9.2	8.7

(6)  Revenue, net of intercompany.

(7)  ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Uzbekistan Highlights(8)

USD mln	Q4’11	Q4’10	y-o-y		Q3’11	q-o-q		2011	2010	y-o-y
Revenues	114.9	116.3	-1.2%		112.8	1.9%		441.0	448.0	-1.6%
OIBDA	60.7	62.0	-2.1%		56.0	8.4%		231.4	248.7	-7.0%
- margin	52.8%	53.3%	-0.5	pp	49.6%	+3.2	pp	52.5%	55.5%	-3.0	pp
Net income	12.5	27.3	-54.2%		11.7	6.8%		58.0	111.1	-47.8%
- margin	10.8%	23.5%	-12.7	pp	10.4%	+0.4	pp	13.2%	24.8%	-11.6	pp

	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
ARPU (USD)	4.6	3.9	3.9	3.8	3.9	4.7	4.0
MOU (min)	461	402	416	421	440	494	436
Churn rate (%)	6.0%	9.2%	6.9%	9.3%	20.2%	24.7%	47.9%
SAC (USD)	8.1	7.4	7.7	6.5	5.6	7.2	6.7

Armenia Highlights

AMD mln	Q4’11	Q4’10	y-o-y		Q3’11	q-o-q		2011		2010	y-o-y
Revenues	18,926.7	19,326.4	-2.1%		20,746.0	-8.8%		74,656.2		77 303.0	-3.4%
OIBDA	9,561.7	9,877.6	-3.2%		11,882.2	-19.5%		39,885.7		40 411.5	-1.3%
- margin	50.5%	51.1%	-0.6	pp	57.3%	-6.8	pp	53.4%		52.3%	+1.1	pp
Net income/(loss)	2,633.1	974.5	170.2%		3,397.9	-22.5%		2,831.0		(59.7)	n/a
- margin	13.9%	5.0%	+8.9	pp	16.4%	-2.5	pp	+3.8	pp	n/a	n/a

	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
ARPU (AMD)	2,725.5	2,141.3	2,432.7	2,751.0	2,577.1	2,812.3	2,541.3
MOU (min)	294	294	272	293	300	256	297
Churn rate (%)	7.0%	6.7%	8.5%	10.0%	13.0%	30.4%	39.1%
SAC (AMD)	3,867.8	6,005.4	8,237.3	7,625.3	6,595.9	5,695.3	6,995.3

(8)  The functional currency in Uzbekistan is the US dollar.

CAPEX Highlights

USD mln	Q1’11	Q2’11	Q3’11	Q4’11	FY’11
Russia	241.1	438.7	642.0	924.0	2,245.7
- as % of rev	9.5%	16.1%	22.8%	36.2%	21.1%
Ukraine	19.3	11.3	31.7	85.7	148.0
- as % of rev	7.5%	4.0%	10.1%	29.6%	13.0%
Uzbekistan	16.4	62.5	24.9	41.9	145.7
- as % of rev	15.6%	57.6%	22.1%	36.5%	33.0%
Armenia	1.8	15.0	5.7	22.5	45.0
- as % of rev	4.1%	30.0%	10.2%	45.2%	22.5%
Group	278.6	527.5	704.3	1,074.1	2,584.5
- as % of rev	9.5%	16.9%	21.5%	36.0%	21.0%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Fourth Quarter and Full Year 2011
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile and fixed operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating income	493.0	563.8	672.2	852.8	720.0	2,734.6	2,808.9
Add: D&A and impairment loss	666.2	562.0	630.5	587.1	555.6	2,138.3	2,335.2
Adjusted OIBDA(9)	1,159.2	1,125.8	1,302.7	1,439.9	1,275.6	4,872.9	5,144.1

Russia (USD mln)	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating income	572.4	576.9	676.9	829.3	691.3	2,672.7	2,774.4
Add: D&A	383.6	417.3	484.0	439.1	411.5	1,418.4	1,752.0
OIBDA	956.0	994.2	1,160.9	1,268.4	1,102.8	4,091.1	4,526.4

Ukraine (USD mln)	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating income	37.7	27.9	49.2	66.3	60.1	144.5	203.6
Add: D&A	84.5	87.7	86.6	86.8	83.5	354.2	344.7
OIBDA	122.2	115.7	135.9	153.1	143.7	498.6	548.3

Uzbekistan (USD mln)	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating income	29.6	22.1	21.3	14.8	18.2	130.7	76.3
Add: D&A	32.4	34.6	36.8	41.2	42.5	118.0	155.1
OIBDA	62.0	56.6	58.1	56.0	60.7	248.7	231.4

(9)  Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss in the amount of $137.8 million

Armenia (USD mln)	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating income/ (loss)	4.6	0.4	4.2	12.3	7.1	17.1	24.0
Add: D&A	22.8	22.2	22.9	19.9	18.0	91.3	83.1
OIBDA	27.4	22.7	27.1	32.2	25.1	108.4	107.1

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating margin	16.5%	19.2%	21.5%	26.0%	24.1%	24.2%	22.8%
Add: D&A and impairment loss	22.2%	19.2%	20.1%	18.0%	18.6%	18.9%	19.0%
Adjusted OIBDA margin(10)	38.7%	38.4%	41.6%	44.0%	42.8%	43.1%	41.8%

Russia	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating margin	22.6%	22.7%	24.9%	29.5%	27.1%	28.4%	26.1%
Add: D&A	15.1%	16.4%	17.8%	15.6%	16.1%	15.0%	16.5%
OIBDA margin	37.7%	39.1%	42.7%	45.1%	43.2%	43.4%	42.6%

Ukraine	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating margin	14.0%	10.8%	17.5%	21.2%	20.8%	13.5%	17.8%
Add: D&A	31.3%	33.9%	30.9%	27.7%	28.8%	33.0%	30.2%
OIBDA margin	45.3%	44.7%	48.4%	48.9%	49.6%	46.5%	48.0%

Uzbekistan	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating margin	25.5%	21.1%	19.6%	13.1%	15.8%	29.2%	17.3%
Add: D&A	27.8%	33.0%	33.9%	36.5%	37.0%	26.3%	35.2%
OIBDA margin	53.3%	54.1%	53.5%	49.6%	52.8%	55.5%	52.5%

Armenia	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	2010	2011
Operating margin	8.5%	1.0%	8.4%	21.8%	14.3%	8.2%	12.0%
Add: D&A	42.6%	50.0%	45.8%	35.4%	36.2%	44.1%	41.4%
OIBDA margin	51.1%	51.0%	54.2%	57.3%	50.5%	52.3%	53.4%

***

(10)  Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss in the amount of $137.8 million

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2010	As of Dec 31, 2011
Current portion of debt and of capital lease obligations	757.1	1,155.7
Long-term debt	6,392.6	7,554.0
Capital lease obligations	10.9	5.5
Total debt	7,160.6	8,715.2
Less:
Cash and cash equivalents	927.7	1,850.8
Short-term investments	333.6	86.2
Net debt	5,899.3	6,778.2

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the year ended Dec 31, 2010	For the year ended Dec 31, 2011
Net cash provided by operating activities	3,617.2	3,849.0
Less:
Purchases of property, plant and equipment	(1,914.3)	(2,239.8)
Purchases of intangible assets	(732.8)	(344.7)
Proceeds from sale of property, plant and equipment	6.8	22.6
Proceeds/(purchases) of other investments	749.7	(44.2)
Investments in and advances to associates	(2.9)	3.0
Acquisition of subsidiaries, net of cash acquired	(195.1)	(219.5)
Free cash-flow	1,528.6	1,026.4

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS (UNAUDITED) AND TWELVE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in thousands of US Dollars except per share amount)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Net operating revenue
Service revenue	$2 785 599	$2 718 231	$11 430 377	$10 586 068
Sales of handsets and accessories	196 136	276 838	888 311	707 168
	2 981 735	2 995 069	12 318 688	11 293 236
Operating expenses
Cost of services	(651 167)	(613 563)	(2 633 434)	(2 260 888)
Cost of handsets and accessories	(206 041)	(294 747)	(902 692)	(727 682)
Sales and marketing expenses	(198 292)	(287 450)	(878 222)	(850 584)
General and administrative expenses	(554 075)	(553 828)	(2 436 252)	(2 274 421)
Depreciation and amortization expense	(555 642)	(528 312)	(2 335 204)	(2 000 496)
Provision for doubtful accounts	(25 587)	(41 127)	(111 307)	(122 550)
Impairment of long-lived assets and acquisition related costs	(5 686)	(127 875)	(19 015)	(127 875)
Other operating expenses	(65 246)	(55 140)	(193 677)	(194 181)

Net operating income	719 999	493 027	2 808 885	2 734 559

Currency exchange and transaction (loss)/gain	(45 884)	(18 668)	(158 066)	20 238

Other income / (expenses):
Interest income	22 311	26 996	62 559	84 396
Interest expense, net of capitalized interest	(167 333)	(145 906)	(656 898)	(777 287)
Other income	11 693	(23 632)	42 872	3 725
Total other expenses, net	(133 329)	(142 542)	(551 467)	(689 166)

Income before provision for income taxes and noncontrolling interest	540 786	331 817	2 099 352	2 065 631

Provision for income taxes	(124 513)	(136 972)	(531 620)	(517 188)

Net income	416 273	194 845	1 567 732	1 548 443
Net income attributable to the noncontrolling interest	(22 822)	(38 590)	(123 788)	(167 812)
Net income attributable to the Group	393 451	156 255	1 443 944	1 380 631

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 988 917	1 916 869	1 970 953	1 916 869
Earnings/(loss) per share - basic and diluted	0.20	0.08	0.73	0.72

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

(Amounts in thousands of US dollars)

	As of December 31,	As of December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$1 850 826	$927 694
Short-term investments	86 242	333 594
Trade receivables, net	863 808	798 102
Accounts receivable, related parties	4 488	2 673
Inventory and spare parts	291 075	319 956
VAT receivable	191 039	164 761
Prepaid expenses and other current assets	550 170	569 823
Total current assets	3 837 648	3 116 603

PROPERTY, PLANT AND EQUIPMENT	8 205 352	7 971 830

INTANGIBLE ASSETS	2 708 328	2 817 701

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	188 047	241 792

OTHER INVESTMENTS	123 442	128 582

OTHER NON CURRENT ASSETS	255 412	201 534

Total assets	$15 318 229	$14 478 042

CURRENT LIABILITIES
Trade accounts payable	799 128	629 077
Accrued expenses and other current liabilities	1 553 034	1 715 970
Accounts payable, related parties	56 982	52 984
Current portion of long-term debt, capital lease obligations	1 155 691	757 110
Total current liabilities	3 564 835	3 155 141

LONG-TERM LIABILITIES
Long-term debt	7 553 983	6 392 629
Capital lease obligations	5 529	10 873
Deferred income taxes	227 928	292 070
Deferred revenue and other	314 728	383 582
Total long-term liabilities	8 102 168	7 079 154

Total liabilities	11 667 003	10 234 295

Redeemable noncontrolling interests	80 603	86 944

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of December 31, 2011 and 2,096,975,795 shares with a par value of 0.1 rubles authorized and 1,993,326,138 issued as of December 31, 2010 (777,396,505 of which are in the form of ADS as of December 31, 2011 and December 31, 2010)

	50 814	50 558
Treasury stock (77,496,725 and 76,456,876 common shares at cost as of December 31, 2011 and December 31, 2010, respectively)	(992 141)	(1 054 926)
Additional paid-in capital	92 720
Accumulated other comprehensive income	(963 992)	(771 957)
Retained earnings	5 294 651	4 901 140
Total shareholders’ equity attributable to the Group	3 482 052	3 124 815
Noncontrolling interest	88 571	1 031 988
TOTAL SHAREHOLDERS` EQUITY	3 570 623	4 156 803

Total liabilities and shareholders’ equity	$15 318 229	$14 478 042

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in thousands of U.S. dollars)

	Twelve months ended	Twelve months ended
	December 31, 2011	December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 567 732	$1 548 443

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2 335 204	2 000 496
Currency exchange and translation loss/(gain)	130 467	(98 706)
Impairment of long-lived assets and goodwill	19 015	127 875
Debt issuance cost amortization	28 502	89 244
Amortization of deferred connection fees	(96 676)	(95 706)
Equity in net income of associates	(49 443)	(70 649)
Inventory obsolescence expense	30 160	27 825
Provision for doubtful accounts	111 307	122 550
Deferred tax (benefit)/loss	11 548	(45 448)
Write off of not recoverable VAT receivable	4 535	2 534
Other non-cash items	(13 839)	57 021

Changes in operating assets and liabilities:
Increase in accounts receivable	(212 222)	(301 764)
Increase in inventory	(15 356)	(105 859)
(Increase)/Decrease in prepaid expenses and other current assets	(37 715)	141 976
(Increase)/Decrease in VAT receivable	(38 087)	(53 265)
Increase in trade accounts payable, accrued liabilities and other current
liabilities	31 545	222 630
Dividends received	42 328	47 973
Net cash provided by operating activities	3 849 005	3 617 170

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries net of cash acquired	(219 474)	(195 106)
Purchases of property, plant and equipment	(2 239 787)	(1 914 331)
Purchases of intangible assets	(344 679)	(732 786)
Proceeds from sale of property, plant and equipment and assets held for
sale	22 554	6 790
Purchases of short-term investments	(522 969)	(672 286)
Proceeds from sale of short-term investments	787 957	577 623
Purchase of other investments	(51 694)	(109 448)
Proceeds from sales of Svjazinvest		843 158
Proceeds from sale of other investments	7 485	15 989
Investments in and advances to associates	3 000	(2 900)
Decrease in restricted cash	2 568	1 670
Net cash used in investing activities	(2 555 039)	(2 181 627)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries and
subsidiaries from related parties	(864 081)	(739 756)

Contingent consideration paid on acquisition of sudsidiaries	(13 532)
Proceeds from issuance of notes	228 333	1 560 028
Repurchase of common stock	(67)
Proceeds from issuance of common stock	13 442
Repayment of notes	(49 409)	(862 403)
Notes and debt issuance cost	(70 774)	(65 697)
Capital lease obligation principal paid	(9 348)	(12 841)
Dividends paid	(1 239 828)	(975 822)
Proceeds from loans	2 043 521	2 839 644
Loan principal paid	(308 565)	(4 779 595)

Net cash provided by / (used in) financing activities	(270 308)	(3 036 442)

Effect of exchange rate changes on cash and cash equivalents	(100 526)	(417)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	923 132	(1 601 316)

CASH AND CASH EQUIVALENTS, at beginning of period	927 694	2 529 010

CASH AND CASH EQUIVALENTS, at end of period	1 850 826	927 694

Group financial results for the fourth quarter and full year 2011 Investor conference call – March 12, 2012 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Group capital expenditures Group balance sheet Debt obligations and composition Subscriber base dynamics MTS retail network development Outlook for 2012 3i Strategy Contents 3

Redemption of $400 mln 2012 Eurobond Commercial launch of the 3G network in the 900 MHz range in Moscow and the Moscow region Received first license in Russia to provide wireless communication services in the LTE TDD (time-division duplexing) standard in the 2595–2620 MHz range in Moscow and the Moscow region Thereafter Acquisition of TVT, leading provider of cable TV and fixed broadband services in the Republic of Tatarstan, for $162.9 mln* Completion of the acquisition of a 100% stake in CJSC Sistema-Inventure, which directly owns 29% of the ordinary shares of Moscow City Telephone Network, for RUB 10.56 bln** Q4 2011 highlights Group highlights for the fourth quarter 2011 and recent events 4 *MTS also assumed net debt in the amount of $17.1 mln **MTS also assumed debt in the amount of RUB 10.41 bln

Total Group Revenue (USD mln) Total Group Adjusted OIBDA* (USD mln) -9% stable +3% -11% +10% -12% *Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets. For further information, please see the Appendix for definitions and reconciliations Group financial highlights Year-over-Year revenue growth in markets of operation due to rising voice and data consumption Quarterly revenue decline driven by seasonality, lower wholesale retail sales due to retail network optimization initiatives and currency volatility Year-over-year OIBDA improvement due to headcount rationalization, optimization of sales and marketing expenses and enhancements in retail sales channels 5 Adjusted OIBDA margin 45.3% 38.7% 38.4% 41.6% 44.0% 42.8% 43.1% 41.8% Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +9% +6% 11 293.2 12 318.7 4 872.9 5 144.1

Total Group Net Income (USD mln) +9% +152% -68% Strong bottom line performance over the course of the year mitigated by currency volatility and non-cash FOREX losses in H2 2011 Interest expense improved by over $120 mln year-over-year through effective management of debt portfolio D&A expense in line with expansion of networks and M&A activity EPS increasing despite currency volatility and transformation of both business strategy and shareholder structure Group financial highlights 6 Net income margin 16.6% 5.2% 11.0% 11.7% 11.1% 13.2% 12.2% 11.7% Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +5% 1 380.6 1 443.9 Q4 2010 and 2010 net income figures adjusted for write-offs in the amount of $137.8 mln resulting from the suspension of operations in Turkmenistan in December 2010 393.5 Earnings per Share (USD) Shares outstanding (mln)* 1 885.8 1 916.9 1 971.0 2009 2010 2011 *Weighted average number of common shares outstanding

CAPEX/sales reached 21% or $2.6 bln due to the expansion of MTS’s 3G network in Russia By the end of 2011 MTS expanded its 3G network to roughly 23,000 3G base stations and extended coverage to over 14,000* population centers in Russia. The length of the MTS fiber networks exceeds 117,000 km** In 2011, MTS began its GPON project, which will lead to the full digitization of MGTS’s networks in Moscow and Moscow region Group capital expenditures 2 647.1 2 612.8 2 328.3 2 584.5 7 Russia 1 784.7 1 389.7 2 260.0 2 245.7 Ukraine 595.6 377.4 154.9 148.0 Uzbekistan 139.7 460.3 157.9 145.7 Turkmenistan 58.2 52.4 44.4 n/a Armenia 34.6 48.5 29.9 45.0 Group 2 612.8 2 328.3 2 647.1 2 584.5 - as % of revenue 22.0% 23.7% 23.4% 21.0% (in USD mln) 2008 2009 2010 2011 *With population of over 1,000 inhabitants **Including leased lines

High cash amount of $1.9 bln due to draw down of credit lines with Sberbank to maintain low interest rates, as well as to meet scheduled principal repayments in Q1 2012 and other corporate needs Excess cash to be used for debt portfolio optimization in H1 2012 Free cash flow* of over $1.0 bln for the twelve months of 2011 *See reconciliations of net debt and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2010 As of Dec 31, 2011 Cash and cash equivalents $927.7 $1 850.8 Short-term investments $333.6 $86.2 Total debt $7 160.6 $8 715.2 Long-term debt $6 403.5 $7 559.5 Short-term debt $757.1 $1 155.7 Net debt* $5 899.3 $6 778.2 Shareholders’ equity $4 156.8 $3 570.6 Total assets $14 478.0 $15 318.2 LTM OIBDA $4 872.9 $5 144.1 Net debt/assets 0.4x 0.4x Net debt/equity 1.4x 1.9x Net debt/LTM OIBDA 1.2x 1.3x Group balance sheet 8

Debt Repayment Schedule (USD mln) MTS Series 03, 05, 08 ruble bonds contain put options that can be exercised in June 2013, in July 2012 and in November 2015 respectively. MTS expects the options to be exercised. Total Group Debt = $8.7 bln Debt obligations at the end of Q4 2011 Debt optimization initiatives has created a portfolio with manageable principal repayment schedules in the short-and medium-term High cash balance has enabled MTS to already payback higher-cost debt in Q1 2012 and potentially buyback ruble-denominated bonds in H2 2012 In January 2012, MTS completed redemption of $400 mln Eurobond In February 2012, MTS repaid a RUB 15.2 bln loan held by Gazprombank 9 439 97 517 1 097 1 967 1 184 1 456 914 96 935

Debt composition reflective of the Company’s internal target of maintaining 70% of its portfolio in ruble-denominated instruments MTS continues to optimize its debt portfolio by: Increasing the tenor of its debt instruments Working towards lowering the cost of certain debt instruments through repayments, reissuances and negotiations with our bilateral lenders Sustaining an optimal ruble/dollar balance to match revenues and account for necessary capital investments Debt composition by currency Q4 2011* *Debt composition by currency includes FOREX hedging in the amount of $250 mln as of Q4 2011 Debt composition by type Q4 2011 Bonds Credit facilities 3% 75% 22% 39% 61% RUB EUR USD Debt composition at the end of Q4 2011 10

In Russia, MTS sustained its leading mobile market share in Q4 2011 In Russia, MTS continues to stabilize gross SIM-card sales in an effort to push more quality sales through its own retail network, improve churn and create incentives for dealers to promote top-offs over SIM-card sales Increase in broadband and Pay-TV subscribers due to expansion of fixed-line networks, M&A activity and redefinition of subscribers in newly acquired companies Decrease in subscribers in Uzbekistan due to change of subscriber accounting policy in light of new policy on taxation of subscriber base *Including CDMA subscribers **Starting October 2011 MTS switched from 6 months to 3 months subscriber accounting policy in Uzbekistan ***MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated MTS subscribers (mln unless noted) Q3 2011 Q4 2011 % change Russia: - mobile 70.12 69.95 stable - households passed, 000s 10 415 11 433 9.8% - broadband Internet, 000s 2 032 2 152 5.9% - pay TV, 000s 2 741 2 987 9.0% Ukraine* 19.26 19.51 1.3% Uzbekistan** 9.97 9.30 -6.7% Armenia 2.46 2.38 -3.3% Belarus*** 4.84 4.93 1.9% Total mobile 106.65 106.07 stable Group subscriber base dynamics during the quarter 11

MTS retail network development Share of MTS SIM-cards sold through MTS Retail* Handsets sales through MTS retail network (thousands of units sold) Wholesale Retail In H2 2011, MTS refocused its retail networks to focus more on handset sales that drive customer behavior and usage of our wireless and fixed-line networks As part of this change, wholesale sales fell 20% in Q4, which impacted Group revenues, even though retail sales grew 5% MTS continues to push more SIM-card sales through its own networks to economize on dealer commissions, potentially upsell clients on more products and services, and attract higher-value subscribers MTS retail network currently spans 4,147 retail stores, including 1,686 franchise stores and 2,461 own stores *Including franchise stores 12

MTS a step ahead

Outlook for 2012*

Total Group Revenue



+9%
≈5-7%
≈5-7%
2011
2012E
2013-2015E

OIBDA margin	42%	40-42%	>40%
	2011	2012E	2013-2015E

Group CAPEX as % of Revenue



21%
20-22%
15-18%
2011
2012E
2013-2015E

*Based on regional currency FOREX rates compared to the US dollar as of March 12, 2012

- Management expects MTS Group revenues to grow by around 5-7%; Key factors may include:
  - Macroeconomic developments in core markets
  - Increase in voice usage through tariffs designed to drive on-net usage and improve customer loyalty
  - Growth in data revenues through higher penetration of smartphones and modems penetration
  - Further development of our businesses in the CIS
- Guidance for OIBDA margin of 40-42% reflective of:
  - Slower topline growth
  - Delayed OIBDA impact of dealer commissions due to transition to revenue sharing model
  - Increasing labor costs due to higher social taxes
  - Retail development and sales of handsets and devices
- CAPEX guidance for the year as percent of revenue of 20-22% as MTS completes its 3G network build out and expected investments in improving fixed-line networks in Moscow and other regions

13

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 14

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Armenia Contents 15

Quarterly revenue decline attributable to seasonal factors in fixed and wireless businesses, and strategic decisions to lower wholesale retail sales and reduce low-margin transit business Negative quarterly OIBDA dynamics due to quarterly seasonal factors Strong annual absolute OIBDA growth in Q4 2011 due to optimization of operating, sales and marketing expenses, improvement of interconnect balance, and the growing contribution from data products Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) -2% +2% +5% -7% +17% -13% Russia financial highlights 16 OIBDA margin 45.5% 37.7% 39.1% 42.7% 45.1% 43.2% 43.4% 42.6% Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +9% +7% 286.4 311.9 124.3 132.9 79.8

Fixed Russia Revenue (RUB bln) -5% -3% +7% +10% Incl. sales of handsets & accessories 5.0 8.5 6.7 5.6 7.3 6.0 21.4 25.7 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 Russia revenue breakdown Quarterly decrease in mobile revenues due to seasonally lower contribution from roaming revenues and reduction in sales of handsets and modems Year-over-Year fixed revenue growth enhanced by Company’s M&A activity, subscriber growth, and network modernization Quarterly decrease in fixed-line revenue impacted by seasonally lower revenue in the corporate segment and reduction in low-margin transit business 17 +10% 236.7 259.8 53.1 58.2 Mobile Russia Revenue (RUB bln) -4% +3% +5% 13.9 66.3

Russia mobile operating indicators Quarterly seasonal ARPU decline due to low roaming revenues Strong MOU growth as a result of the Company’s continued focus on subscriber quality and efforts to stimulate on-net usage Stable churn dynamics not yet affected by new commercial policies Growth in absolute VAS ARPU as a result of take-up in data usage enhanced by rising smartphone penetration and roll-out of the 3G networks ARPU (RUB) MOU (min) -1% +8% -3% +4% +9% +6% 18 Subs, mln 69.7 71.4 71.5 71.1 70.1 70.0 71.4 70.0 Churn rate, % 13.5% 12.7% 12.0% 11.3% 11.9% 12.3% 45.9% 47.6% VAS ARPU 55.1 58.4 67.4 64.4 69.7 72.8 54.7 62.6 - as % of ARPU 20.5% 22.3% 26.7% 24.3% 24.2% 25.7% 21.6% 22.9% APPM 1.10 1.01 1.01 0.98 1.06 1.00 1.08 1.01 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +8% +15%

Key initiatives included: Launch of campaigns aimed at stimulating messaging and optimizing unlimited SMS packages Strong increase in content revenues due to seasonal factors and usage of credits accumulated as a result of new tariff offerings Lower sales of modems and data tariffs due to discontinuation of certain promotions and launch of new offerings focusing on modem reactivations Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue -3% +8% +1% +4% +46% +6% +29% +35% +31% 19 Total VAS (RUB mln)* 11 409 12 669 14 365 13 616 15 290 16 578 46 191 59 849 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +11% +49% +26% 15 019 16 729 16 574 24 713 13 455 16 906 MTS Connect modem and data tariff sales (000s) 3 124 4 984

Russia fixed operating indicators Quarterly residential ARPU growth due to network modernization and upselling existent customers Yearly ARPU decline due to addition of lower-value customers to networks through M&A activity Corporate ARPU dynamics reflect seasonal factors, increased competition on the corporate market and impact of lower-value regional subscribers through M&A activities ARPU Residential (RUB) ARPU Corporate (RUB) +2% -8% -3% -6% -11% -5% 20 *Figures retrospectively adjusted in line with MTS definitions; does not include collective access subscribers. Total number of pay-TV subscribers estimated at 3,252,000 Total households passed, 000s 7 799 9 890 9 985 10 079 10 415 11 433 9 890 11 433 Total BB subs, 000s 1 466 1 805 1 892 1 957 2 032 2 152 1 805 2 152 Total pay-TV subs, 000s* 1 853 2 580 2 637 2 635 2 741 2 987 2 580 2 987 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 -5% 306 8 391 7 528 -10%

Revenue dynamics reflective of seasonal factors and steady subscriber growth OIBDA growth faster than revenue due to on-going efficiency measures and market focus on increasing customer value and cash flow maximization Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) -7% +8% -7% -6% +18% -15% 21 OIBDA margin 49.7% 45.3% 44.7% 48.4% 48.9% 49.6% 46.5% 48.0% Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +7% +10% 8 511 9 104 3 955 4 369

Ukraine operating indicators ARPU (UAH) MOU (min) ARPU reflective of seasonal factors and sustained efforts to monetize subscriber base Strong year-over-year usage growth due to the efforts aimed at stimulating subscribers’ activity to enhance customer loyalty Decline in yearly churn attributable to Company efforts to improve customer loyalty Revenue from VAS impacted by positive seasonality and New Year promotional campaigns +1% +8% -7% +3% -10% +2% 22 *Including CDMA subscribers starting Q1 2011 Subs, mln* 18.2 18.2 18.5 18.8 19.3 19.5 18.2 19.5 Churn rate, % 6.6% 8.2% 7.6% 7.0% 8.1% 8.1% 31.0% 30.7% VAS ARPU 9.1 12.5 11.2 11.0 11.5 11.8 9.7 11.3 - as % of ARPU 21.9% 33.4% 31.0% 28.3% 27.1% 30.5% 25.5% 29.2% SAC 58.0 68.1 73.0 64.7 64.5 60.4 64.1 65.3 APPM 0.077 0.068 0.064 0.066 0.072 0.065 0.071 0.067 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +3% +8%

Key initiatives in Q4 2011: Promo campaigns on Good’OK RBT service Launch of new SMS quizzes and LBS games Launch of the first MTS-branded Android MTS-916 Launch of the MTS-branded tablet PC Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +3% +14% +10% +1% +38% +23% +19% -12% +38% 23 Total VAS (UAH mln) 488 685 619 614 654 687 2 086 2 575 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +20% +60% +6%

Quarterly revenue growth due to overall usage increase, as well as higher contribution from data revenues on the back of 3G network expansion and USB modems sales Quarterly OIBDA improvement due to optimization in sales and marketing expenses, decrease of dealer commissions expenses and reduction in subscriber additions through dealers Uzbekistan financial highlights Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) +2% -1% +1% -2% -3% +9% 24 OIBDA margin 56.1% 53.3% 54.1% 53.5% 49.6% 52.8% 55.5% 52.5% Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 -2% -7%

Uzbekistan operating indicators ARPU (USD) MOU (min) -15% -4% +5% -5% -9% +3% 25 ARPU dynamics reflective of subscriber dynamics and impact of lower-value subscribers MOU dynamics year-over-year due to addition of lower-activity subscribers High churn in Q4 attributable to one-time change to three-month subscriber accounting methodology due to changes in taxation policies on subscriber bases in market Subs, mln 8.2 8.8 9.1 9.4 10.0 9.3 8.8 9.3 Churn rate, % 7.2% 6.0% 9.2% 6.9% 9.3% 20.2% 24.7% 47.9% SAC 7.8 8.1 7.4 7.7 6.5 5.6 7.2 6.7 APPM 0.01 0.01 0.01 0.01 0.01 0.01 0.01 0.01 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 -15% -12%

Uzbekistan operating indicators * Messaging Revenue (USD mln) Data Traffic Revenue (USD mln) Data Content Revenue (USD mln) +6% +10% -1% +19% +127% +41% +25% +28% -4% Key initiatives in Q4 2011: Launch of 3.5G modems Reduced prices for 3G modems with speeds up to 7.2 Mb/s Launch of MMS-subscription services MTS Pulse Unlimited access to mobile versions of social networks at a flat rate Switching to per day pricing of Good’Ok RBT service New Year SMS quiz 26 Total VAS (USD mln) 16.8 17.8 17.8 18.1 22.1 25.5 68.0 83.6 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 +1% +122% -7% 26.9 27.1 13.5 30.0 18.4 17.2

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) -9% -2% -8% -19% -3% -14% 27 OIBDA margin 55.2% 51.1% 51.0% 54.2% 57.3% 50.5% 52.3% 53.4% Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 -3% -1% 77.3 74.7 39.9 40.4 Revenue dynamics reflective of increased competition in market and weak macroeconomic environment Quarterly decline in OIBDA attributable to seasonal factors

Armenia operating indicators Decline in ARPU in 2011 illustrative of increasing competition on the market and introduction of new voice and data tariffs MOU growth due to introduction of tariff plans to stimulate voice consumption to improve customer loyalty High churn in Q4 2011 attributable to competitive pressures ARPU (AMD) MOU (min) stable -6% -5% -15% +2% +2% 28 Subs, mln 2 192.3 2 461.0 2 549.7 2 509.8 2 461.8 2 377.8 2 461.0 2 377.8 Churn rate, % 7.7% 7.0% 6.7% 8.5% 10.0% 13.0% 30.4% 39.1% SAC 6 719.4 3 867.8 6 005.4 8 237.3 7 625.3 6 595.9 5 695.3 6 995.3 APPM 10.9 9.3 7.3 8.9 9.4 8.6 11.0 8.6 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 2010 2011 2 812 2 541 -10% +16%

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations 29

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2010					Q3 2011					Q4 2011				
USD mln	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating income	493.0	572.4	37.7	29.6	4.6	852.8	829.3	66.3	14.8	12.3	720.0	691.3	60.1	18.2	7.1
Add: D&A	666.2	383.6	84.5	32.4	22.8	587.1	439.1	86.8	41.2	19.9	555.6	411.5	83.5	42.5	18.0
OIBDA	1,159.2	956.0	122.2	62.0	27.4	1,439.9	1,268.4	153.1	56.0	32.2	1,275.6	1,102.8	143.7	60.7	25.1

	Q4 2010					Q3 2011					Q4 2011				
	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating margin	16.5%	22.6%	14.0%	25.5%	8.5%	26.0%	29.5%	21.2%	13.1%	21.8%	24.1%	27.1%	20.8%	15.8%	14.3%
Add: D&A	22.2%	15.1%	31.3%	27.8%	42.6%	18.0%	15.6%	27.7%	36.5%	35.4%	18.6%	16.1%	28.8%	37.0%	36.2%
OIBDA margin	38.7%	37.7%	45.3%	53.3%	51.1%	44.0%	45.1%	48.9%	49.6%	57.3%	42.8%	43.2%	49.6%	52.8%	50.5%

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Appendix – Definitions and Reconciliations 2010 2011 USD mln Group RUS UKR UZB ARM Group RUS UKR UZB ARM Operating income 2,734.6 2,672.7 144.5 130.7 17.1 2,808.9 2,774.4 203.6 76.3 24.0 Add: D&A and impairment loss 2,138.3 1,418.4 354.2 118.0 91.3 2,335.2 1,752.0 344.7 155.1 83.1 Adjusted OIBDA* 4,872.9 4,091.1 498.6 248.7 108.4 5,144.1 4,526.4 548.3 231.4 107.1 2010 2011 Group RUS UKR UZB ARM Group RUS UKR UZB ARM Operating margin 24.2% 28.4% 13.5% 29.2% 8.2% 22.8% 26.1% 17.8% 17.3% 12.0% Add: D&A and impairment loss as a % of revenues 18.9% 15.0% 33.0% 26.3% 44.1% 19.0% 16.5% 30.2% 35.2% 41.4% Adjusted OIBDA margin 43.1% 43.4% 46.5% 55.5% 52.3% 41.8% 42.6% 48.0% 52.5% 53.4% Annual OIBDA can be reconciled to our consolidated statements of operations as follows: *OIBDA results for FY 2010 and Q4 2010 do not include long-lived and other assets impairment loss of $137.8 mln 31

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2010 As of Dec 31, 2011 Current portion of LT debt and of capital lease obligations 757.1 1,155.7 LT debt 6,392.6 7,554.0 Capital lease obligations 10.9 5.5 Total debt 7,160.6 8,715.2 Less: Cash and cash equivalents 927.7 1,850.8 ST investments 333.6 86.2 Net debt 5,899.3 6,778.2 Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For the year ended Dec 31, 2010 For the year ended Dec 31, 2011 Net cash provided by operating activities 3,617.2 3,849.0 Less: Purchases of property, plant and equipment (1,914.3) (2,239.8) Purchases of intangible assets (732.8) (344.7) Proceeds from sale of property, plant and equipment 6.8 22.6 Proceeds/ (purchases) of other investments 749.7 (44.2) Investments in and advances to associates (2.9) 3.0 Acquisition of subsidiaries, net of cash acquired (195.1) (219.5) Free cash flow 1,528.6 1,026.4 32

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and Reconciliations 33

According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived and other assets that relates to Q4 2010. Appendix – Adjusted OIBDA definition 34

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 12, 2012

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